February 9, 2012

VIA EDGAR AND OVERNIGHT DELIVERY

Scot Foley

SEC Attorney

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-6010

RE: Unique Underwriters, Inc.

       5650 Colleyville Blvd,

       Colleyville, Texas 76034

       PH: 817-281-3200

Re:

Unique Underwriters, Inc.

Amendment No. 7 to Registration Statement on Form S-1

Filed January 9, 2012   File No. 333-172850

Dear Mr. Foley:

This letter is submitted on behalf of Unique Underwriters, Inc. (the “Company”) and the other registrants named in the S-1Registration Statement (defined below) (collectively, the “Registrants”) in response to the comments that you provided on behalf of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) with respect to the Company’s Registration Statement on Form S-1 (filed March 16, 2011, Registration No. 333-172850) (the “S-1 Registration Statement”), as set forth in your letter to Mr. Sam Wolfe dated January 23, 2012. We are filing via EDGAR Amendment No. 1 to the S-1 Registration Statement (“Amendment No. 1”) in response to the Staff’s comments. For reference purposes, the text of your letter dated January 23, 2012 has been reproduced herein (in bold), with the Company’s response below each numbered comment. As appropriate, the Registrants’ responses include a reference to the section and page numbers of Amendment No. 1 that have been revised in response to the comment.

1. Please apply to this registration statement all relevant comments in our letter dated January 23, 2012 regarding registration statement file number 333-172850 and in any follow-up comment letters. In your response to this letter, please clearly indicate how and where you have applied each of those comments to this registration statement. Please also

5650 Colleyville Blvd., Colleyville, TX 76034                 817-281-3200          (F) 817 281-3202         www.UniqueUnderwriters.com

resolve all comments regarding registration statement file number 333-168516 prior to requesting acceleration of this registration statement.

Response: The Registrants acknowledge the Staff’s comment and the Registrants advise the Staff that they are responding to the Staff’s comment letter dated January 23, 2012 (the “S-1 SEC Comment Letter”) regarding the Company’s Registration Statement on Form S-1 (file number 333-172850) in a letter dated as of the date hereof. The Registrants have reproduced the Staff’s comments to the S-1 SEC Comment Letter below, with a statement indicating how and where the Registrants have applied each of these comments to the S-1 Registration Statement.

 Comment Responses:

General

1.

Please update your financial statements as required by Item 8-08 of Regulation S-X. Your Management’s Discussion and Analysis should also be revised accordingly.

RESPONSE:

Updated as of 2-8-2012

Prospectus Summary, page 7

2.

We note that you state that you have 4,000 independent agents.  Please expand your disclosure to clarify that only 606 of these agents are active.

RESPONSE:

Revised to clarify and be more specific.  We currently have 10 full-time employees and 4000 registered independent agents of which 606 are active. An active agent is defined by UUI as having sold insurance policies during the past six (6) months. The insurance carriers that UUI represents consider agents active until such time as the carrier terminates their independent agreement with the agent.

Risk Factors

Relationship with KCM Holdings and Donald Klein, page 19

3.

We note your response to our prior comment 4.  Please include an appropriate sub-caption that summarizes this risk factor, as required by Item 503(c) of Regulation S-K and which you have provided for your other risk factors.  In addition, please address the following:

·

Based on the list of services you provide on page 20, the services you contracted with Donald Klein, KCM Holdings Corporation and its affiliates appear to go well beyond assisting you with your registered offering.  Please explain why you required assistance with respect to tasks related to your business plan, marketing, capital formation and technology support, among other things, and the reasons you believed Mr. Klein and/or KCM Holdings would be helpful to you with respect to these tasks;

·

As requested in our prior comment, please describe the relationship between Mr. Klein and/or KCM Holdings and either or both of your executive officers or any other business they were previously affiliated with prior to the time he approached Messrs. Wolfe and Simpson as you describe. If no such relationship(s) existed, then describe how Mr. Klein contacted you and why you choose to use his and his affiliates for the vast array of services described;

·

Please disclose the why you did not negotiate with Mr. Klein with respect to his requested fee and whether or not you sought a competitive bid from any other consultant. If you did not consider any

5650 Colleyville Blvd., Colleyville, TX 76034                 817-281-3200          (F) 817 281-3202         www.UniqueUnderwriters.com

alternatives to Mr. Klein and KCM Holdings, please explain why you did not in your disclosure.  If you did consider other alternatives, please disclose each alternative and why you did not pursue the alternative; and

·

Please restore to this risk factor your disclosure that you paid $40,000 to KCM Holdings and state whether or not you attempted to obtain a refund from it in light of your apparent termination with cause and, assuming you have not obtained a refund, whether you not you have or intend to initiate litigation against Mr. Klein and/or KCM Holdings in light of their perceived failure to perform the services you have described in your risk factor.

 RESPONSE: PRIOR ASSOCIATION WITH DONALD KLEIN AND KCM HOLDING CORPORATION NO LONGER REPRESENTS A RISK TO THE COMPANY

In May 2010, KCM Holdings and/or Mr. Klein contacted Messrs. Wolfe and Simpson while they were employed at Equita Mortgage Group (EMG).  Mr. Klein approached Messrs. Wolfe and Simpson about the advantages of taking a company public and for a fee of $40,000 and a block of common stock, he could assist them with the process of going public.  Mr. Simpson had previously worked with Mr. Klein at an insurance company in 2006. When Mr. Simpson accepted a position with another insurance company, Mr. Klein established his own insurance agency, KCM Insurance Services and KCM Holdings to incubate new companies that had an interest in becoming publicly traded. UUI was interested in creating their own IMO (integrated marketing company), and Mr. Klein had made numerous representations and assurances to UUI regarding his knowledge and experience in the insurance industry, as well as successfully shepherding several companies through the process of going public. During this time, with Mr. Klein’s personal assurances, UUI built a rapport with Mr. Klein, agreeing to contract solely with Mr. Klein and no other company was considered. Although Wolf and Simpson had already developed a business plan that included a marketing strategy and technology support, UUI would need assistance in capital formation. Based on Mr. Klein's and KCM Holdings representations about the advantages of going public and his knowledge of the process, it appeared that he would be able to assist UUI with going public at a reasonable cost that included polishing business and marketing plans and implementing the capital formation and technology support.  At this point in time, UUI was a fledgling operation with limited resources. Hiring KCM Holdings to provide such a broad scope of services allowed Messrs. Wolf and Simpson to devote their time and attention to establishing and growing the business. The services listed below are the services that UUI contracted KCM Holdings to provide.

In June 2010, Mr. Klein spoke briefly to a small group of about 40 UUI agents about the benefits of becoming a publicly traded company and that UUI was in the process of going public.  To our knowledge no other instruction took place.  Messrs. Wolfe and Simpson have not been affiliated with nor have any equity interest in KCM Holdings.  Below is a breakdown of the KCM entities and the services that KCM and its other affiliates were to perform in order to earn $40,000 and to receive common stock in compensation for all of the entities.

UUI is in favor of pursuing litigation to recover the $40,000 when funds are sufficient to pursue that course of action without impeding our daily operations and cash flow.

Plan of Distribution, page 31

4. Please delete the fourth bullet point in this discussion, as it is redundant and confusing.

5650 Colleyville Blvd., Colleyville, TX 76034                 817-281-3200          (F) 817 281-3202         www.UniqueUnderwriters.com

RESPONSE:

Removed.

Description of Securities to be Registered, page 35

5.

You have revised your disclosure to state that your Series B Preferred Stock is entitled to ten non-cumulative votes per share and converts into ten shares of common stock for each share of Series B Preferred Stock.  This does not appear to be consistent with your amended Articles of Incorporation which states, “Class B Preferred shares… shall hereby be authorized with 1:1 conversion rights and 1:1 voting rights.”  Please revise or file your amended Articles of Incorporation that reflects these terms.

RESPONSE:

Are entitled to one (1) non-cumulative votes per share on all matters on which stockholders may vote;

And have the right to convert each share of Series B preferred stock to (one) 1 share of common stock.

Description of Business

Keys to Success, page 39

6.

You disclose that UUI’s keys to success are based on increased capitalization to support expand recruiting efforts, increase the frequency of lead generation for broader geographical coverage for the lead program, and uniquely support the agent network with mentoring, training and support and training.  Please revise your disclosure to clarify whether you believe that your business currently has increased capitalization, increased frequency of lead generation and unique support or whether these are factors that your company currently does not have, but are necessary for your future growth and success.  If you believe you currently have these factors, please provide detailed support for each factor.

RESPONSE:

The keys to UUI’s future success are based on three  major activities, 1) increased capitalization to support expand recruiting efforts, 2) increasing  the frequency of lead generation for broader geographical coverage for the lead program, and 3) increasing support for the agent network through mentoring, training and support. The Company currently has the two of the three building blocks in place at a minimal level, however, with additional capitalization, UUI will be able to grow the agent network, provide more leads for larger geographical areas and provide additional personnel to mentor, train and support.

Currently, UUI must limit the lead purchases and mailing efforts to once every six weeks. Currently UUI employs four (4) managers that act as Agent Mentors and outsources training to a consultant. Ideally, with additional capitalization the ration of manager/mentors to agents would be 1:50 with a larger group of trainers to support a growing demand from the expanding agent network.

Company History, page 37

7.

We note your response to our prior comment 5.  Please elaborate on your statement that “(a) at the time of incorporation, Messrs. Wolfe and Simpson were not yet ready to publicly announce their new company,” by describing the reasons for their reluctance to make such an announcement, the reason(s) it took nine (9) months for both men to formally join Unique Underwriters and the factors that were in place that impelled both men to join the company at that time.

5650 Colleyville Blvd., Colleyville, TX 76034                 817-281-3200          (F) 817 281-3202         www.UniqueUnderwriters.com

RESPONSE:

The Company was incorporated as a shell company in the State of Texas on July 28, 2009, by Mr. and Mrs. Potter at the request of Messrs. Wolfe and Simpson.  At the time of incorporation, Messrs. Wolfe and Simpson were actively employed at Equita. Each had projects to complete prior to exiting Equita.  Wolfe and Simpson instructed Mr. and Mrs. Potter to assist with the start up by incorporating the company and obtaining the necessary licensing with insurance carriers, and prepare for transfer of agents. During the same period Mr. Wolfe was awaiting the settlement of a lawsuit between Equita and National American Agents (“NAA”), in which Mr. Wolfe was named regarding the right to receive insurance commissions. In the settlement of this lawsuit, NAA dismissed with prejudice any claims against Mr. Wolfe releasing him from any financial commitment. The delay while awaiting settlement provided Mr. Wolfe and Mr. Simpson the time to finish developing the UUI business plan, arrange for financing, and recruit the core personnel who could be in place when business operations began. The litigation was settled on March 26, 2010, and two days later Mr. Wolf resigned from Equita. A confidentiality clause in the Settlement Agreement prevents Mr. Wolfe from discussing any other terms of the litigation and its settlement.

Mr. and Mrs. Potter resigned on April 13, 2010 and on May 3, 2010 Mr. Samuel Wolfe became CEO, President and Director and appointed Mr. Ralph Simpson as COO, Chairman, Founder and Director of the Company. At that time, they established a fiscal year end of June 30.

Business Model, page 39

8.

We note your response to our prior comments 6 and 23.  Please be advised that neither agreement has yet been submitted to us, nor have you included a redacted copy of either one as an exhibit to your registration statement.  If you wish to submit a confidential response to us that discusses these agreements, and includes them as supplemental material, you should do so following Rule 83 of the Commission’s Rules of Practice.  We further note that you have not included any of the material terms of these agreements in your response, including payment, term and termination provisions. Accordingly, we reissue this comment.

RESPONSE:

We are appending exhibit 10.4 again and it covers both SAS and Equita leads.

UUI has a relationship with Senior Advisor Services Inc. (“SAS”), a subsidiary of Educator Group Plans that provides UUI with a continuous stream of information on potential prospects for Final Expense insurance.

Agent Network, page 41

9.

It is not entirely clear from your revised disclosure how your sub-agents are compensated.  If the “writing agent,” presumably in most cases the sub-agent, receives the “bulk of the compensation” you should state whether or not the commission received on a sale is negotiated directly between the agent and the sub-agent, whether or not you are involved in this process, and whether or not you possess any data that indicates the average commission earned by a sub-agent in a sale.

RESPONSE:

UUI recruits of independent agents who will sell term, universal life, and whole life insurance policies, as well as Final Expense insurance policies and annuities. The Company receives commission directly from the appointed insurance carriers on each policy sold. The average total commission on the annualized premium on each policy from a carrier is 153% of the first year’s premium. Both the agent and UUI earn a commission on each sale, due to the agency agreements UUI has with the insurance carriers. UUI has direct agents that report to the UUI group and indirect agents, those agents that are recruited by a direct agent to build that agent’s personal network.  The amount of commission earned on each policy is dependent on the level attained by each direct agent.  The average commission split between UUI and the direct agent is currently

5650 Colleyville Blvd., Colleyville, TX 76034                 817-281-3200          (F) 817 281-3202         www.UniqueUnderwriters.com

50/50.

10.

Please state how many managers you employ to assist your agents and clarify whether or not the managers are comprised of your full-time employees or of other agents.  Please also disclose with specificity how you incentivize these managers.

RESPONSE:

UUI encourages agents to recruit other sub-agents, thereby creating a network of subagents from which the direct agent receives commission overrides on the subagent’s sale of life insurance policies. Each direct agent negotiates with the subagent regarding the percentage that will be paid to the sub-agent. UUI provides promotional guidelines for the recruiting agent; however the recruiting agent ultimately determines what rate the newly recruited sub-agent’s starting commission will be. UUI does not participate in the negotiations nor does it collect statistics on the average commission earned by a sub-agent.

When an agent recruits a sub-agent into his/her network, the agent is responsible for negotiating the beginning commission rate for the sub-agent based on the guidelines provided by UUI, managing, training, and mentoring the sub-agent.

Currently UUI employs four (4) managers that act as Agent Mentors, who are incentivized to assist the agents, as well as provide the agent with weekly support during national training. The Agent Mentor is a non-salaried position; the Mentors are paid a percentage (1.5%) on the value of the annualized premium of the agent’s monthly production.

Lead Generation, page 43

11. Please expand your disclosure to state whether any relationship currently exists or has previously existed between Senior Advisor Services, Inc. and Equita Mortgage Group, and between either or both companies and an entity doing business as Educator Group Plans, Insurance Services, Inc. Please also disclose:

· Samuel Wolfe’s previous and current relationships with the above-named entities; and

· Whether Samuel Wolfe has been named in a legal proceeding, including an order relating thereto, concerning the business practices of above-named entities, and if so, please describe the legal proceeding and the impact on the related business.

RESPONSE:

Mr. Wolfe, the current CEO of UUI, had previously been CMO of Equita Mortgage Group and Educator Group Plans. Equita Mortgage Group is a d/b/a of Educator Group Plans. Educator Group Plans, Insurance Services Inc., Equita Mortgage Group and Senior Advisor Services are entities owned by Richard Wolfe and Robert Myer.  Despite this previous relationship, Mr. Wolfe receives no financial benefit from the purchase of these leads, nor does he receive a discounted price based on his previous relationship with Equita.  Mr. Wolfe does not have any equity ownership in Equita.

Regarding any legal proceedings, this was addressed in comment number 7 under Company History.

12.

We note your response to our prior comment 8.  The website for Equita Mortgage Group states “We have our own in-house, full-service print shop dedicated to generating mortgage protection insurance leads, and Equita leads are provided exclusively to Equita agents. They are never available to outsiders or sold on the open market.”  To the best of your ability, please explain this discrepancy with your disclosure.

5650 Colleyville Blvd., Colleyville, TX 76034                 817-281-3200          (F) 817 281-3202         www.UniqueUnderwriters.com

RESPONSE:

UUI also purchases additional “B” leads from Equita Mortgage Group (“Equita”).  UUI is a registered Agent for Equita Mortgage Group and as such, has the right to purchase and utilize Mortgage Protection Leads and Final Expense upon request from UUI.  As a recruiting agent, Equita receives commissions and overrides on all UUI production.

UUI has a relationship with Senior Advisor Services Inc. (“SAS”), a subsidiary of Educator Group Plans that provides UUI with a continuous stream of information on potential prospects for Final Expense insurance.  UUI purchases additional “B” leads from SAS, which has agreed to sell Final Expense Leads to UUI upon request from UUI. UUI utilizes direct mail campaigns to senior citizens advertising final expense insurance. Through a similar mechanism as the mortgage protection insurance response card, UUI then uploads qualified responses and rents and distributes these leads through the Lead Station.

13.

We note your response to our prior comment 18 and we re-issue this comment. This table has been prepared for the benefit of your agents or prospective agents and is not suitable for the lay reader. You should delete this table and provide a brief narrative description of the material terms of your membership packages.

RESPONSE:

Basic: The basic membership is free to the agent and the benefits are available in all subsequent upgraded membership packages. Automatic contracting with UUI carriers as outlined is included in the agent’s agreement to become part of the UUI organization, participation on Group Company calls, attendance to Company events and conventions, and access to Lead Station (“B” leads only).

Executive: At a monthly cost of /$24.99, the agent receives additional benefits in regard to training, training videos and premium resources (?), as well as access to all leads via Lead Station and centralized mailings with a deposit of $500 for the Area Lead Request (ALR). All “A” leads at full price, Travel lead request must have a minimum of 30, $500 Reserve Accounts, paying full rate for each lead as outlined in the Leads Generation (?)  Personalized support in the form of Agent Hotline, a designated Agent Mentor and a customized web-site template as a UUI agent.

Entrepreneur: At a monthly rate of $59.99, the membership package includes all the basic and Executive benefits as well as the following: Waiving the $500 Area Lead Request deposit, incentive-based profit sharing, advanced Boot Camp training calls, and no reserve account requirement for Travel Lead Requests.

Partner: At a monthly rate of $99.99, the membership package includes the benefits from Basic and Executive as well as the following: discounted Area Lead Deposit at $59.99, 10% discount on UUI events and conventions, incentive –based profit sharing, UNIQUECARE discount health plan, commissionable income at $10 per month for the sale of each direct Partner Membership, all training offerings, access to all leads, lead alerts giving notification of lead special prior to general agent notification, 50% discount on Final expense “B” leads,  5 free leads for every 5 applications per month and a customized Life Insurance website.

Founder: At the monthly rate of $159.99, the founders package includes all of the benefits listed in Basic, Executive, Entrepreneur and Partner memberships with the following modifications or additions: ALR deposit $119.00 per month, commissionable income at $10 per month for the sale of each direct Partner Membership, and $12 per month for each direct Founder Membership, access to all leads with a discounted rate of $19 per “A” lead and a 10 day exclusive right to the lead, No override charge on direct agents, lead alerts, 50% discount on “B” leads, 5 free leads for every 5 applications per month, UNIQUECARE discount health plan, free access to Agent hotline and agent mentor, as well as the development of a custom corporate and life insurance websites.

5650 Colleyville Blvd., Colleyville, TX 76034                 817-281-3200          (F) 817 281-3202         www.UniqueUnderwriters.com

Management, page 43

14.

We note your response to our prior comment 21 and we re-issue our comment in part.  Please explain in adequate detail the exact circumstances of Mr. Wolfe’s departure from Equita Mortgage Group, including whether it preceded the inception of Unique Underwriters, Inc. Further, you state in your biographical description of Mr. Wolfe that he has served as Chief Executive Officer, President, and Director since June 2009, which is contradicted by your response to our prior comment 5 and by your statement that you were founded in late July 2009. Please resolve this discrepancy.

RESPONSE:

This is discussed on page 24 under Company History.

The Company was incorporated as a shell company in the State of Texas on July 28, 2009, by Mr. and Mrs. Potter at the request of Messrs. Wolfe and Simpson.  At the time of incorporation, Messrs. Wolfe and Simpson were actively employed at Equita. Each had projects to complete prior to exiting Equita.  Wolfe and Simpson instructed Mr. and Mrs. Potter to assist with the start up by incorporating the company and obtaining the necessary licensing with insurance carriers, and prepare for transfer of agents. During the same period Mr. Wolfe was awaiting the settlement of a lawsuit between Equita and National American Agents (“NAA”), in which Mr. Wolfe was named regarding the right to receive insurance commissions. In the settlement of this lawsuit, NAA dismissed with prejudice any claims against Mr. Wolfe releasing him from any financial commitment. The delay while awaiting settlement provided Mr. Wolfe and Mr. Simpson the time to finish developing the UUI business plan, arrange for financing, and recruit the core personnel who could be in place when business operations began. The litigation was settled on March 26, 2010, and two days later Mr. Wolf resigned from Equita. A confidentiality clause in the Settlement Agreement prevents Mr. Wolfe from discussing any other terms of the litigation and its settlement.

Mr. and Mrs. Potter resigned on April 13, 2010 and on May 3, 2010 Mr. Samuel Wolfe became CEO, President and Director and appointed Mr. Ralph Simpson as COO, Chairman, Founder and Director of the Company.

15.

Please disclose the month and year in which your executive officers and directors commenced their positions in the company.

RESPONSE:

This is discussed on page 24 under Company History.

Mr. and Mrs. Potter resigned on April 13, 2010 and on May 3, 2010 Mr. Samuel Wolfe became CEO, President and Director and appointed Mr. Ralph Simpson as COO, Chairman, Founder and Director of the Company.

16.

We note your response to our prior comment 22.  Please disclose that Messrs/ Wolfe and Simpson are engaged in a separate venture together and briefly describe the business model of Teflon Holdings, LLC.

RESPONSE:

Mr. Wolfe and Mr. Simpson are also co-owners of Teflon Holdings, LLC, which is a shell corporation formed as an LLC which has not been utilized as of this date nor do Messrs. Wolfe and Simpson have any immediate plans to develop any company under this shell corporation.

Executive Compensation, page 80

17.

We note your response to our prior comment 24.  Please revise your “Stock Awards” column of your Summary Compensation Table to include a footnote disclosing all assumptions made in the valuation.  We refer you to Item 402(n)(2)(v) of Regulation S-K and Instruction 1 thereto.

RESPONSE:

Equity Awards

5650 Colleyville Blvd., Colleyville, TX 76034                 817-281-3200          (F) 817 281-3202         www.UniqueUnderwriters.com

The shares awarded to Messrs. Wolfe and Simpson are fully vested. The fair value of the shares awarded was based on their service of forming the Company. These shares were issued later because there were not an adequate number of authorized shares in the Company’s treasury at the foundation of the company. No stock options or stock appreciation rights were outstanding with respect to any of our directors or executive officers as of February 10, 2012.

Exhibits

18.

Please file an updated legal opinion consistent with Item 601(b)(5) of Regulation S-K.  Please also consider the Staff Legal Bulletin No. 19 available at http://sec.gov/interps/legal/cfslb19.htm.

RESPONSE:

Updated, exhibit 5.1

19.

Please re-file Exhibit 10.4 as the current copy is not legible.

RESPONSE:

Re-filed.

Notes to the Audited Financial Statements

Note 3 – Capital Stock, page 39

20. We acknowledge your response to our prior comment 20.  The table presented on page 17 for common stock issued under oral agreements indicates three different stock issuance amounts per share. You indicate in your response that stock based compensation expense was based on the fair value of services rendered.  You also state that the value of stock issued for services was determined based on the value of stock issued in a recent private placement transaction at $0.15.  However, it appears that the value of shares issued in a private placement transaction was $0.07 per share based on our computations. Please revise your disclosures to ensure the price per share amounts in the table on page 17 is accurate, to disclose whether you value the shares based on the fair value of services rendered or the value of shares in recent financing transactions and to disclose the reasons for the increases or decreases in the value of your common stock per share at each issuance date. In addition, the stocks issued to founders should be valued as of the date of grant. Since the company was founded in July 2009 and you have issued stock at $.07 and $.15 in 2010 and 2011, the estimated fair value of the 65 million shares issued to the founders of $.001 in 2011 appears to be significantly understated.

RESPONSE:

The 100 and 50 shares issued to Fred and Frances Potter on Aug 6, 2009 and April 15, 2010, respectively, are valued at $0.02 per share.  The average value of shares was $0.02 per share.

During the six months ended December 31, 2010, the Company issued common shares in exchange for $473,990 in cash collections pursuant to a private placement to accredited investors made under Regulation 504. A block of 400,000 shares issued to Christine Butcher and 300,000 shares to Robert and Michelle Wallace on November 19, 2010 were thus valued at $0.02 per share from the Company's recent private placement. The average value of shares issued in a private placement transaction was $0.07 per share.

During the year ended June 30, 2011, the Company issued as compensation for services a total of 66,400,817 common shares, out of which 65,000,000 common shares were issued to its founders. The 65,000,000 common shares issued to its founders were for their services of forming the company in May of 2010; the services not being long term in nature. In addition there is no current market for the common stock, and as such, the

5650 Colleyville Blvd., Colleyville, TX 76034                 817-281-3200          (F) 817 281-3202         www.UniqueUnderwriters.com

stock price was arbitrarily set having no relation to the assets or book value to the company. As a result, $0.07 per share price was not indicative of the market price of the stock. At inception, these shares had no or nominal intrinsic value so they were valued at $0.001 par value. The rest of the service stocks were valued at $0.15 per share from the company's most recent private placement.

During the six months ended December 31, 2011, the Company issued as compensation for services a total of 500,000 common shares to Rudolph Renda in exchange for $75,000 worth of services rendered.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require.  Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration.  We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.  Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

5650 Colleyville Blvd., Colleyville, TX 76034                 817-281-3200          (F) 817 281-3202         www.UniqueUnderwriters.com

You may contact Sasha Parikh at (202) 551-3627 or Gus Rodriguez at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters.  Please contact Scot Foley at (202) 551-3383, Jennifer Riegel at (202) 551-3575 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Jennifer Riegel for

 Jeffrey Riedler Assistant Director

cc: Donald Mitchell Brown, Esq. McMullen Associates LLC 10701 McMullen Creek Pkwy Charlotte, NC 28226

5650 Colleyville Blvd., Colleyville, TX 76034                 817-281-3200          (F) 817 281-3202         www.UniqueUnderwriters.com